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06003253

SECUR[illegible]ION

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SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 21 2006 BRANCH OF REGISTRATIONS AND 05 EXAMINATIONS

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2005** AND ENDING **December 31, 2005**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lamaute Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3814 10th Street N.W.
(No. and Street)

Washington, DC 20011
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Lamaute 202-726-1662
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 **Los Angeles, CA** **90064**
(Address) (City) (State) (Zip Code)

PROCESSED MAR 09 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Daniel Lamaute, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lamaute Capital, Inc., as of **December 31**, 20**05**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO
Title

Notary Public

NOTARY PUBLIC
DISTRICT OF COLUMBIA
MY COMMISSION EXPIRES 3/14/07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of **Cash Flows.**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Public

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL REPORT

DATE - DECEMBER 31, 2005

LAMAUTE CAPITAL, INC.
3814 10TH STREET, N.W.
WASHINGTON, DC 20011

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Lamaute Capital, Inc.
Washington, DC

I have audited the accompanying statement of financial condition of Lamaute Capital, Inc., as of December 31, 2005 and the related statements of (loss), cash flows, and the changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of Lamaute Capital, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conduct my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Lamaute Capital, Inc. as of December 31, 2005 and results of operations, cash flows and changes in stockholders' equity for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
January 24, 2006

LAMAUTE CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash - checking	$ 7,017
Cash - money market	94,367
TOTAL ASSETS	$101,384

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts Payable	$ 2,035
TOTAL LIABILITIES	2,035
STOCKHOLDERS' EQUITY	
Common Stock, authorized 1,500 shares, no par value, issued and outstanding 102 shares	4,000
Paid in Capital	21,993
Retained Earnings	73,356
TOTAL STOCKHOLDERS' EQUITY	99,349
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$101,384

See accompanying notes to financial statements

LAMAUTE CAPITAL INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 - ORGANIZATION

Lamaute Capital, Inc. (the Company), was incorporated in Delaware on May 3, 1993, to provide security brokerage and related services as set forth by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). The Company operates pursuant to the rules of the SEC and does not carry customers' accounts, hold customers' funds or securities, or owe money or securities to customers. As a result the Company is exempt from certain provisions and requirements of the SEC. The Company was approved by the SEC June 15, 1993 and granted registration with the NASD October 12, 1993. The Company's principal and only office is located in Alexandria, VA.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICY

The Company maintains its books on the accrual basis of accounting.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such provisions. See Page 7.

NOTE 4 - CONCENTRATION OF CREDIT RISK

On August 18, 2004 the Company's membership agreement claimed the (k)(1) exemption because its business has been limited to selling mutual funds and variable annuities. It is management's belief that this type of business is of a low risk type therefore customers' credit worthiness and the execution of customers' transactions can be monitored in house.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 - INCOME TAXES

The Company is a small business corporation (S-Corp). As an S Corp all items of income and loss pass directly to the stockholders. There is no tax at the corporate level.

NOTE 7 – CLEARING DEPOSIT

Because of the Company's type of business, it is no longer required to carry a clearing deposit.

NOTE 8 – EXEMPTION FROM THE SEC RULE 15C-3

Lamaute Capital, Inc. sells mutual funds and variable insurance products, therefore the Company is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 1.

LAMAUTE CAPITAL, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 99,349
Less non allowable assets:	
NASD Q-Shares	-0-
NET CAPITAL	$ 99,349
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net capital required 6 2/3 of total liabilities	$ 136
Minimum dollar net capital required	$ 5,000
Net Capital required greater of above amounts	$ 5,000
EXCESS CAPITAL	$ 94,349
Excess net capital of 1000% (net capital less 10% of aggregate indebtedness)	$ 99,146
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities (from statement of financial condition)	$ 2,035
Percentage of aggregate indebtedness to net capital	2.01%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c3-1(d)	NA

RECONCILIATION

The following is a reconciliation, as of December 31, 2005 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4).

NONE REQUIRED

See accompanying notes to financial statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Lamaute Capital, Inc.
Washington, DC

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of revenues and operating expenses for the year ended December 31, 2005 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
January 24, 2006

LAMAUTE CAPITAL, INC.
SCHEDULE OF OPERATING REVENUES AND EXPENSES
YEAR ENDED DECEMBER 31, 2005

REVENUES	
Commissions - Regular	$168,224
Commissions - Trailers	15,442
Commissions-Variable Annuity	1,046
Consulting	30,380
Other	1,227
TOTAL	$216,319
EXPENSES	
Accounting	$ 2,478
Auto	391
Bank change	190
Bonus	3,300
Charity	50
Compensation	40,000
Computer Software	80
Dining	151
Entertainment	1,365
Insurance	2,284
Internet Access	817
License	50
Mail	681
Marketing	36,382
Membership Fees	1,108
Moving Expense	7,002
Office Supplies	15,807
Payroll Taxes	3,343
Publications	143
Regulatory Fees	10,645
Retirement	8,000
Seminar Consultant	25,030
Telephone	2,231
All Other	305
	$161,833

See Accompanying Notes to Financial Statements

PART II

LAMAUTE CAPITAL, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2005

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Lamaute Capital, Inc.
Washington, DC

In planning and performing my audit of the financial statements of Lamaute Capital, Inc. (the "Company") for the year ended December 31, 2005. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2005 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
January 24, 2006